GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com
Via Edgar

March 3, 2022

Eric McPhee

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Amendment No. 3 Registration Statement on Form S-1

Filed on December 30, 2021

File No. 333-258221

Dear Mr. McPhee:

On behalf of our client, Embrace Change Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 22, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 4”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Eric McPhee U.S. Securities & Exchange Commission March 3, 2022 Page 2

Cover Page

1.

We note your response to comment 1 and your amended disclosure that you will not consider or undertake a business combination with an entity or business “with its principal or a majority of its business operations (either directly or through any subsidiaries)” in the PRC, including Hong Kong and Macau. The language leaves open the possibility that you could undertake an initial business combination in circumstances where you are the counterparty to a VIE or other arrangement with a China-based entity. Please revise your disclosure in response to our prior comments if you retain the option of undertaking an initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau) or, alternatively, revise to clearly specify the carve out.

Response: To clearly carve out any initial business combination in circumstances where the Company is the counterparty to a VIE or other arrangement with a China-based entity, the Company has revised its disclosure as “we will not consider or undertake a business combination with an entity or business with its principal or a majority of its business operations (either directly or through any subsidiaries) in the People’s Republic of China (including Hong Kong and Macau), and, for the avoidance of doubt, we will not enter into an agreement for, or consummate our initial business combination with, such an entity or business, or consummate our initial business combination in circumstances where we are the counterparty to a VIE or other arrangement with a China-based entity.”

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner